UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cleveland BioLabs, Inc.

(Name of Issuer)

Common Stock, $0.005 par value per share

(Title of Class of Securities)

185860-10-3

(CUSIP Number)

Mikhail Mogutov, Ph.D.

Stoloviy pereulok 6

Moscow, 121069

Russia

Tel: +7 (495) 974-74-01

With a copy to:

William C. Hicks

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mikhail Mogutov, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES	7	SOLE VOTING POWER 7,929,516[1]
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,929,516[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,929,516[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.27%[2]
14	TYPE OF REPORTING PERSON* IN

1 Consists of an aggregate of 5,286,344 shares of Cleveland BioLabs, Inc. (the “Issuer”) common stock, par value $0.005 per share (the “Common Stock”), and 2,643,172 shares of Issuer Common Stock issuable upon exercise of a warrant held by the Reporting Person.

2 The calculation is based on 57,110,198 shares of Common Stock of the Issuer as of June 20, 2014, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.005 per share (the “Common Stock”), of Cleveland BioLabs, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 73 High Street, Buffalo, New York, 14203.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Mikhail Mogutov, Ph.D. (the “Reporting Person”).

(b), (c)	The Reporting Person is Chairman of the Board of Directors of Incuron, LLC and Chairman of the Investment Committee and founder of Bioprocess Capital Ventures. The business address of the Reporting Person is Stoloviy pereulok 6, Moscow, 121069, Russia. The Issuer has a 59.22% ownership interest in Incuron, LLC as of June 17, 2014.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Russian Federation.

Item 3. Source and Amount of Funds or Other Consideration

On June 17, 2014, the Reporting Person entered into a Securities Purchase Agreement, by and among the Issuer, the Reporting Person and the other parties thereto (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Reporting Person paid an aggregate of $3,000,000.22 from his personal funds in consideration for 5,286,344 shares of Common Stock of the Issuer (the “Shares”) and a warrant exercisable for up to 2,643,172 shares of Common Stock of the Issuer (the “Warrant”). The Warrant has a per share exercise price of $0.56 and is exercisable for a period of five (5) years from the date of issuance.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares and the Warrant from the Issuer in a private placement pursuant to the terms and conditions of the Purchase Agreement on June 17, 2014 in order to obtain an investment interest in the Issuer.

As part of the Purchase Agreement, the Reporting Person entered into a Rights Agreement, dated as of June 17, 2014, by and among the Reporting Person, the Issuer and the other parties thereto (the “Rights Agreement”), pursuant to which the Issuer agreed to use its reasonable best efforts (i) to cause the appointment of the a person designated by the Reporting Person (the “Mogutov Director”) to the Board as soon as practicably possible upon receipt of a designation notice from the Reporting Person to fill a vacancy on the Board and, if no vacancy exists, to increase the size of the Board to create such a vacancy, and (ii) to cause the election of the Mogutov Director to the Board at its 2015 Annual Meeting and each annual or special meeting at which directors are elected thereafter. In the event that the total number of members of the Board exceeds ten members, the Reporting Person has the right to designate an additional member of the Board, provided, that, and for so long as, the Reporting Person holds in the aggregate more than ten percent (10%) of the issued and outstanding Common Stock of the Issuer, and, if the total number of members of the Board exceeds twenty-one members, the Reporting Person has the right to designate an additional member of the Board, provided, that, and for so long as, the Reporting Person holds in the aggregate more than twenty percent (20%) of the issued and outstanding Common Stock of the Issuer. In addition, the Rights Agreement provides the Reporting Person with certain information rights relating to the Issuer. The right to designate any members of the Board terminates in the event that the Reporting Person (together with any of its affiliates) owns less than 3% of the issued and outstanding Common Stock of the Issuer.

Consistent with the purpose of the transaction and the rights granted to the Reporting Person under the Rights Agreement, the Reporting Person has had or may in the future have discussions with management, members of the board of directors of the Issuer (the “Board”) and others and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize stockholder value. Such discussions and advice may concern Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Person deems relevant to his investment in the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 13.27% of the shares of Common Stock of the Issuer, based on 57,110,198 shares of Common Stock of the Issuer as of June 20, 2014 as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 20, 2014.

(b) The Reporting Person has the sole voting and dispositive power with respect to 7,929,516 shares Common Stock, including 2,643,172 shares of Issuer Common Stock issuable upon exercise of the Warrant.

(c) Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Purchase Agreement and the Rights Agreement described in Item 4 above, on June 17, 2014, the Reporting person entered into a Registration Rights Agreement, by and among the Issuer, the Reporting Person and the other parties thereto pursuant to which the Issuer is obligated, subject to certain conditions, to register the shares of Common Stock purchased by the Reporting Person, including any shares issuable upon exercise of the Warrant.

Item 7. Material to Be Filed as Exhibits

10.1	Securities Purchase Agreement, dated as of June 17, 2014, by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on June 20, 2014).

10.2	Rights Agreement, dated as of June 17, 2014, by and among the Reporting Person, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on June 20, 2014).

10.3	Registration Rights Agreement, dated as of June 17, 2014, by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on June 20, 2014).

10.4	Form of Series J Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the Commission on June 20, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2014

/s/ Mikhail Mogutov, Ph.D.
Mikhail Mogutov, Ph.D.